

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2016

Via E-mail
Murray Indick
Morrison & Foerster LLP
425 Market St.
San Francisco, CA 94105

Re: **Guidance Software, Inc.**
PREC14A
Filed March 21, 2016 by Shawn H. McCreight, et al.
File No. 001-33197

Dear Mr. Indick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

PREC14A filed March 21, 2016

Reasons for this Solicitation, page 5

1. Please revise to disclose the specific dates you are using to determine what you claim to be a 40% decline in the company's share price.

2. Please balance the disclosure in this section by briefly discussing the share price of the company's common stock as of a recent practicable date.

3. Please provide examples of the strategic alternatives for which you intend to engage a financial advisor.

4. Please be advised that each statement or assertion of opinion or belief must be clearly characterized as such in the proxy statement, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident,

Murray Indick
Morrison & Foerster LLP
March 25, 2016
Page 2

disclosed in the proxy statement, or provided to the staff on a supplemental basis. We note the following statements:

- the disclosure on page 5 that the company's current strategy will lead to increasing losses and a further decline in shareholder value;

- the disclosure on page 5 that a series of changes to the company's product road-map, pricing policies and sales channel strategy have led to a loss of leadership position in key markets and a decline in revenue and profitability; and

- the disclosure on page 5 that stockholders will be unable to evaluate and hold the board and management accountable without financial guidance for 2016.

Background of the Proxy Solicitation, page 6

5.   Please briefly describe Mr. McCreight's current and past relationship with the company including the circumstances leading to the separation agreement and the events before February 2016 when Mr. McCreight notified the Company that he intended to run a slate of nominees for election to the board of directors.

Proposal No. 1

Election of Directors, page 7

6.   Please briefly describe the potential effects of a change of control in the event it is determined that the election of your nominees would result in a change of control.

7.   Please revise to disclose the specific dates and approximate percentage by which you claim the company's stock price increased during Mr. Colbert's tenure.

Proposal 4

Stockholder Proposal by the Participants to Amend the Company's Fourth Amended and Restated Bylaws to Permit Stockholders to Call Special Meetings of Stockholders, page 13

8.   Please provide us with a legal analysis supporting your apparent belief that this proposal is consistent with paragraph A of Article Nine of the company's amended and restated certificate of incorporation. Alternatively, provide disclosure that this provision could conflict with the company's amended and restated certificate of incorporation and stating the result if it passes but is inconsistent with the Company's governing instruments.

9.   Please disclose that, at the present time and based on present share ownership stake, the only stockholder that will be able to avail themselves of this proposal is the McCreight Living Trust.

<u>Votes Required for Approval, page 15</u>

10.   Your disclosure that the affirmative vote of holders of a majority of the shares present or represented by proxy at the meeting is required to approve Proposal 4 appears to be inconsistent with Section 9.1 of the company's bylaws which requires an affirmative vote of the majority of all shares issued and outstanding to amend the company's bylaws. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Attorney Advisor, at (202) 551-3447 or the undersigned at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions